LONGWEI PETROLEUM INVESTMENT HOLDING LIMITED
 30 Guanghau Avenue, Wan Bailin District
Taiyuan City, Shanxi Province
Shanxi F4 030024

February 16, 2011

Via EDGAR
Ms. Anne Nguyen Parker
Branch Chief
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Longwei Petroleum Investment Holding Limited
Amendment No. 2 to Registration Statement on Form S-3
Filed February 7, 2011
File No. 333-171139

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Longwei Petroleum Investment Holding Limited (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30pm, Eastern Time, on February 18, 2011, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Longwei Petroleum Investment Holding Limited

By: /s/ Michael Toups
Name: Michael Toups
Title:  Chief Financial Officer